Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-173037
PROSPECTUS SUPPLEMENT
(To Prospectus dated July 11, 2011)
MCJUNKIN RED MAN CORPORATION
$1,050,000,000
9.50% Senior Secured Notes due December 15, 2016

     Attached hereto and incorporated by reference herein is our Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 22, 2011. This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, dated July 11, 2011, with respect to the 9.50% Senior Secured Notes due December 15, 2016, including any amendments or supplements thereto.

     INVESTING IN THE NOTES INVOLVES A HIGH DEGREE OF RISK. SEE “RISK FACTORS” BEGINNING ON PAGE 11 OF THE PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH AN INVESTMENT IN THE NOTES.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
     This prospectus has been prepared for and will be used by Goldman, Sachs & Co. in connection with offers and sales of the notes in market-making transactions. These transactions may occur in the open market or may be privately negotiated at prices related to prevailing market prices at the time of sales or at negotiated prices. Goldman, Sachs & Co. may act as principal or agent in these transactions. We will not receive any proceeds of such sales.

GOLDMAN, SACHS & CO.

December 22, 2011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: December 22, 2011
Date of earliest event reported: December 21, 2011
MCJUNKIN RED MAN HOLDING CORPORATION
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	333-153091 (Commission File Number)	20-5956993 (I.R.S. Employer Identification Number)
2 Houston Center, 909 Fannin, Suite 3100,
Houston, TX 77010
(Address of principal executive offices, including zip code)
Registrant’s telephone number, including area code: (877) 294-7574
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events
Item 9.01 Financial Statements and Exhibits
SIGNATURES

Item 8.01 Other Events.
On December 21, 2011, McJunkin Red Man Holding Corporation (the “Company”) issued a press release announcing the signing of an agreement to acquire the operations and assets of Australian-based OneSteel Piping Systems, a copy of which is filed as Exhibit 99.1 hereto and incorporated by reference herein.
Item 9.01 Financial Statements and Exhibits

Exhibit No.	Description
99.1	Press Release dated December 21, 2011.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.
Date: December 22, 2011

MCJUNKIN RED MAN HOLDING CORPORATION
By:	/s/ Andrew R. Lane
Andrew R. Lane
Chairman, President and Chief Executive Officer

Exhibit 99.1

McJunkin Red Man Holding Corporation	Investor Contact: Will James Vice President — Corporate Development & Investor Relations will.james@mrcpvf.com P: 832-308-2847
Press Release
FOR IMMEDIATE RELEASE
DECEMBER 21, 2011
MCJUNKIN RED MAN HOLDING CORPORATION TO ACQUIRE ONESTEEL PIPING SYSTEMS
Houston, TX — December 21, 2011 — McJunkin Red Man Holding Corporation (MRC) today announced that it has signed an agreement to acquire the operations and assets of OneSteel Piping Systems (OPS). This latest acquisition continues MRC’s international expansion in targeted key markets and supports MRC’s vision to be the premier distributor of pipe, valve and fitting (PVF) products in the world. Effective as of closing, OPS will operate as “MRC Piping Systems Australia”. This Sydney-based acquisition follows the acquisition of Melbourne-based MRC Transmark Australia in October 2009, and Perth-based MRC SPF in June 2011. When the strengths of MRC Piping Systems Australia are combined with these previous acquisitions, MRC will have Australia’s largest full-line product offering including carbon steel, stainless steel, and alloy pipe, valves, fittings and flanges to serve both the maintenance, repair and operations (MRO) and project needs of its key customers throughout Australia in oil and gas, mining and mineral processing. The acquisition price is $67.7 million (AUD $67 million) and the transaction is expected to close in the first quarter of 2012.
Formed in 2001 as a merger between Tubemakers Piping Systems and Pipeline Supplies Australia, OPS currently operates as a division of OneSteel Limited’s Australian distribution business. OPS is a leading PVF product and service specialist with proven capabilities supplying the oil and gas, mining and mineral processing industries. Headquartered in Sydney, New South Wales, OPS has a nationwide distribution network with 12 sites in Queensland, New South Wales, Victoria, South Australia, Western Australia and Northern Territory.
MRC, with $4.6 billion in revenue over the prior four quarters, has more than 400 global service locations and approximately $900 million of PVF stock strategically located around the globe. Following the acquisition, MRC’s combined Australia pro forma 2011 revenue will be in excess of $250 million, with approximately 365 employees in 20 sites and $70 million in inventory.
Andrew Lane, Chairman, President and Chief Executive Officer commented, “this acquisition furthers our vision to be the world’s premier PVF distribution company to the energy and industrial sectors. Australian oil and gas, mining and mineral processing end markets are strategic for MRC, and following the acquisition we will be the largest PVF distribution company in Australia in the sectors we serve. The combined capabilities of MRC Piping Systems, MRC Transmark and MRC SPF in Australia can provide our key customers and suppliers a one-stop solution for all their PVF needs. From this strong platform in Australia, we expect to be well-positioned to expand our presence in the Asia Pacific region. On behalf of the MRC management team, we are very pleased to be adding Grant Bates as General Manager of MRC Piping Systems Australia, and we look forward to welcoming all of OneSteel Piping Systems’ 209 employees to MRC on the closing of this acquisition.”

Grant Bates commented, “we are very pleased to be joining the MRC team. As the global leader in our core PVF energy and mining business, MRC brings the experience, scale and resources to allow us to better serve our customers. The combined strengths of OPS, MRC Transmark and MRC SPF create the leading PVF distribution business in Australia.”
Headquartered in Houston, Texas, MRC is the largest global distributor of pipes, valves and fittings and related products and services to the energy and industrial sectors, based on sales, and supplies these products and services across each of the upstream, midstream and downstream markets. More information about MRC can be found on our website at www.mrcpvf.com.
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Undue reliance should not be placed on MRC’s forward-looking statements, including MRC’s expectation to close the OPS acquisition in the first quarter of 2012. The closing of the OPS acquisition is subject to the satisfactory completion of certain closing conditions. Although forward-looking statements reflect MRC’s good faith beliefs, reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. MRC undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances or otherwise.